VIRAGEN, INC.
865 S.W. 78th Avenue, Suite 100
Plantation, Florida 33324
(954) 233-8746
May 19, 2006
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant
          Mail Stop 6010

Re:	Viragen, Inc. Form 10-K for the Fiscal Year Ended June 30, 2005 Form 10-Q for the Fiscal Quarter Ended September 30, 2005 File No. 001-15823
Ladies and Gentlemen:
     We are writing to respond to the Staff’s comment communicated by telephone on May 19, 2006, relating to our letter to the Staff dated April 25, 2006.
     In the future, we agree to provide revised disclosures that more clearly define the nature and the extent of liquidating damages that could be incurred by Viragen similar to the additional description that we provided in our response to you. Specifically, we will provide the percentage of the damages, the length of time over which they could be paid and any other important items.
     Following is an example of the disclosure that we would include in future filings regarding the liquidated damages provision of our September 2005 financing transaction and any other relevant transactions.
     Resale of the shares issuable upon conversion or payment of the debentures and upon exercise of warrants is registered under our Form S-3 registration statement (File No. 333-129319) filed with the Securities and Exchange Commission. Viragen was subject to the payment of liquidated damages if the Company did not file the registration statement within 45 days from the September 15, 2005 closing date of the transaction. Viragen filed the registration statement on October 28, 2005. In addition, Viragen was subject to the payment of liquidated damages if the Company was unable to achieve effectiveness of the registration statement within 90 days from the September 15, 2005 closing date of the transaction. The registration statement was declared effective by the Securities and Exchange Commission on November 9, 2005. Therefore, Viragen did not incur any liquidated damage penalties as it met these deadlines.

United States Securities and
Exchange Commission
May 19, 2006

     If, following the effective date of the registration statement, the registration statement ceases to remain effective for ten consecutive calendar days, but no more than an aggregate of fifteen days during any twelve month period, Viragen is subject to the payment of liquidated damages. The liquidated damages are calculated as 1.5%, per month, of the aggregate purchase price of the then outstanding balance of the convertible debentures. Since Viragen is required to repay a portion of the convertible debentures beginning on January 1, 2006, the aggregate purchase price of the outstanding balance of the convertible debentures decreases over time as the convertible debentures approach maturity, as would the amount of potential liquidated damages.
     Viragen is not required to pay liquidated damages at such time as the holders have the ability to dispose of the shares underlying the convertible debentures and warrants without volume limitations, i.e. under Rule 144(k) of the Securities Act of 1933, as amended. Therefore, if we fail to maintain effectiveness of the registration statement by the time the holders could otherwise sell, without limitation, the shares underlying the convertible debentures and warrants without registration, under the provisions of Rule 144(k), the liquidated damages penalty would cease to apply at that time.
     Assuming Viragen had failed to achieve effectiveness of the registration statement within 90 days of the September 15, 2005 closing date of the transaction and Viragen was never able to achieve effectiveness of the registration statement, the calculation of potential liquidated damages would begin on December 15, 2005 and continue through September 15, 2007. The maximum amount of liquidated damages could have been approximately $300,000, which is approximately 15% of the $2,000,000 principal amount of the convertible debentures, which we believe does not represent an unreasonable discount for settlement in unregistered shares. As of March 31, 2006, the maximum potential amount of liquidated damages that could be paid is approximately $232,000. Any liquidated damages would be recorded when and if they occur.
     The above disclosure is specific to Viragen’s September 2005 financing transaction. However, similar disclosures would be included in our periodic filings for this and any other future financing transactions, which contain liquidated damages provisions.

United States Securities and
Exchange Commission
May 19, 2006

     We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or comments, please contact us or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33431, (561) 362-9595 (telephone) and (561) 362-9612 (fax).

Very truly yours,
/s/ Dennis W. Healey
Dennis W. Healey
Executive Vice President and Chief Financial Officer